SECU 06002867 SSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

BEST AVAILABLE COPY

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt (704) 954-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Centre Point Drive, Suite 250 (Address) Greensboro (City) NC (State) 27409 (Zip Code)

RECEIVED MAY 2006 WASHINGTON, D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Mecklenburg

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public
My commission expires May 2, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Investment Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 7,623,333
Cash segregated under regulation	31,720
Securities owned, at estimated fair value	52,290,844
Accrued interest receivable	591,297
Receivable from clearing broker	225,261
Commissions and fee receivable	1,584,611
Furniture, equipment and software at, cost (less accumulated depreciation of $2,270,685)	1,155,219
Income taxes receivable from Parent	368,992
Other assets	438,435
Total assets	$64,309,712
Liabilities and Shareholder's Equity	
Accounts payable and other accrued liabilities	$ 363,197
Compensation payable	1,047,636
Deferred tax liability	71,965
Total liabilities	1,482,798
Commitments and contingencies (Note 11)	
Common stock, no par value; 10,000 shares authorized; 10,000 shares issued and outstanding	700,000
Additional paid-in-capital	2,175,508
Retained earnings	59,951,406
Total shareholder's equity	62,826,914
Total liabilities and shareholder's equity	$64,309,712

The accompanying notes are an integral part of these financial statements.